Flamel Technologies Announces Fourth Quarter

And Year-End 2011 Results

Flamel to Acquire Éclat Pharmaceuticals; Mike Anderson named Flamel CEO

Lyon, France – March 14, 2012 - Flamel Technologies (NASDAQ: FLML) today announced its financial results for the fourth quarter and year ended December 31, 2011.

Separately, the Company also announced today that it has agreed to acquire Éclat Pharmaceuticals, a St. Louis, Missouri-based special pharmaceutical company focused on developing and commercializing niche brands and generic products. Éclat Pharmaceuticals is a wholly owned subsidiary of an affiliate of Deerfield Capital L.P., which together with its other affiliates is our largest shareholder. Steve Willard, Flamel’s current chief executive officer, has resigned as CEO, and Mike Anderson, Éclat’s chief executive officer, has become chief executive officer of Flamel Technologies. Mr. Willard will remain a director of Flamel and an employee of a US subsidiary of Flamel. A press release announcing these changes is available at www.flamel.com

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Fourth Quarter and Recent Highlights:

-	Inclusion in the Orange Book of Flamel’s US Pat. No. 8,101,209 related to our Micropump technology.
-	A €1.3 MM payment resulting from a multi-year supply agreement signed with GSK for the production of Coreg CR® microparticles.
-	Completion of the Phase I Clinical study of long acting beta interferon 1a by Merck Serono, which results we are analyzing and discussing with our partner
-	Interferon alpha results are largely complete and Flamel has applied to present them at a major scientific congress. Licensing discussions are currently ongoing with multiple parties.
-	Partnership with Pfizer discontinued.
-	Signed two new feasibility agreements: one for LiquiTime and one for Trigger Lock.

Mr. Willard stated, “The issuance of our new Micropump patent and its inclusion in the FDA Orange Book is, I believe, a very significant event, in that it is a major expansion of our Micropump technology intellectual property. The new patent covers the delivery of microparticles with varying release profiles, such that we can better match or improve the delivery of oral molecules. Because it is used in Coreg CR, the grant of this patent may strengthen the ability to defend Coreg CR in the future. It also will be helpful in our efforts to expand significantly into partnerships or other transactions for our Micropump platform, including our patented long-acting stable liquid formulations (i.e., LiquiTime).”

Mr. Willard continued, “We are approaching completion of our Phase 2 clinical trial on Interferon alpha. We have a number of other partnered projects in various clinical trials and we continue working to execute on the initiatives we have discussed on our recent public conference calls.”

Flamel’s Fourth Quarter Results

Flamel reported total revenues for the fourth quarter 2011 of $8.6 million versus total revenues of $13.5 million in the year-ago period; total revenues in the fourth quarter of 2010 included a milestone payment of €3 million from Merck Serono that resulted from the commencement of a Phase 1 clinical trial on an improved formulation of beta-interferon 1-a, as well as a separate €1 million milestone that was triggered by certain technical achievements. License and research revenues were $2.2 million during the fourth quarter of 2011, versus $8.8 million in the fourth quarter of 2010. Product sales and services during the fourth quarter of 2011, related primarily to production of Coreg CR microparticles, were $4.2 million versus $2.2 million during the year-ago quarter. Other revenues, consisting primarily of royalty income from GSK on the sales of Coreg CR, were $2.2 million as compared to $2.4 million in the fourth quarter of 2010.

Total costs and expenses during the fourth quarter of 2011 declined to $10.9 million versus $11.4 million in the year-ago period. Costs of goods and services sold for the fourth quarter 2011 were comparable with the prior year at $1.9 million. Research and development costs in the fourth quarter of 2011 totaled $5.9 million versus $6.9 million in the year-ago period. Selling, general, and administrative costs were $3.2 million in the fourth quarter 2011 versus $2.7 million in the fourth quarter of 2010.

Net loss for the fourth quarter of 2011 was ($2.1 million) versus net income of $2.7 million in the year-ago period. Net loss per share (basic and diluted) was ($0.08) versus net income per share (basic and diluted) of $0.11 in the fourth quarter of 2010.

Flamel’s 2011 Annual Results

For the calendar year 2011, Flamel reported total revenues of $32.6 million, compared to $37.1 million in 2010. License and research revenue during 2011 was $10.6 million versus $19.7 million in 2010. Product sales and services for the year 2011 increased to $13.4 million, from $8.2 million in the year-ago period. Other revenues, consisting primarily of royalty income from sales of Coreg CR by GSK, totaled $8.6 million in 2011 versus $9.2 million in 2010.

Total costs and expenses declined in 2011 to $42.2 million from $46.9 million in 2010. Costs of goods and services sold declined as well, to $6.3 million in 2011 versus $6.9 million in 2010. Research & development expenses were $25.1 million versus $28.7 million in 2010. SG&A in 2011 totaled $10.8 million versus $11.3 million in 2010.

The Company reported a net loss for the year 2011 of ($8.8 million) or ($0.36) per share versus a net loss in 2010 of ($9.0 million), or ($0.37) per share. Flamel finished 2011 with $24.5 million in cash and marketable securities.

The Company is also updating its legal proceeding disclosure, noting that on March 6, 2012, the US District Court for the Southern District of New York issued its opinion granting the lead plaintiff’s motion for class certification in the pending Billhofer v. Flamel Technologies, et al.  securities litigation. The Company intends to continue to defend itself vigorously in this matter.

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A conference call to discuss these results as well as the acquisition of Éclat Pharmaceuticals is scheduled for 8:30 AM Eastern Daylight Time Thursday, March 15, 2012. A question and answer period is scheduled to follow management’s prepared remarks. The dial in number is 1-888-256-9132. The conference ID number is 4062934. The conference call webcast may be accessed at www.flamel.com.

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About Flamel Technologies. Flamel Technologies SA (NASDAQ: FLML) is a leading drug delivery company focused on the goal of developing safer, more efficacious formulations of drugs that address unmet medical needs. Its product development pipeline includes biological and chemical drugs formulated with the Medusa® and Micropump® proprietary platforms. Several Medusa-based products are at various clinical stages of development; Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is being evaluated a Phase 2a trial in HCV patients. The Company has developed approved products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline (Coreg CR®, carvedilol phosphate) and Merck Serono (long acting interferon beta 1a). Additional information can be found at www.flamel.com.

About Medusa®. The Medusa® drug delivery platform consists of proprietary hydrogels for the formulation and/or the extended release of a broad range of biologics (including proteins, antibodies, peptides and vaccines) and of small molecules (injectable drugs). The hydrogel, which are easy and cost effective to produce under EMA/FDA cGMP guidance, has been proven to be safe and biodegradable: Flamel Technologies filed a DMF for Medusa with the FDA on February 12, 2011 (assigned number 024634). Medusa enables the controlled delivery from 1 day up to 14 days of non-denatured or non-modified drugs that remain fully active (as distinguished to protein engineering or chemical modification approaches). It is used to develop biobetters with potentially improved efficacy and reduced toxicity, as well as greater patient convenience. Additional information can be found at www.flamel.com/technology-platforms/medusa/.

About Micropump®. The Micropump® micro-encapsulation drug delivery platform (oral drugs) is designed to increase the absorption time of drugs, particularly for drugs only absorbed in the small intestine. Micropump enables the achievement of precise pharmacokinetics Micropump can be presented in various dosage forms such as capsules, tablets, sachets or oral suspensions (LiquiTime®) without modifying the release rate. Flamel develops also another drug delivery technology for oral drugs, i.e. Trigger Lock™ for the controlled release of narcotic and opioid analgesics while deterring tampering (particles cannot be crushed to extract the active). Additional information can be found at www.flamel.com/technology-platforms/micropump/.

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Contacts:	Stephen H. Willard
	Phone:	+ 33 (0)4 7278 3434
	Fax:	+ 33 (0)4 7278 3435
	E-mail:	willard@flamel.com

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This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the acquisition of Éclat Pharmaceuticals will not be successful, clinical trial results will not be positive or that our partners may decide not to move forward, management transition to a new chief executive officer may be disruptive or not succeed as planned, products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, products in development may not achieve market acceptance, competitive products and pricing may hinder our commercial opportunities, and the risks associated with Flamel's reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2010. All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Condensed Consolidated Statements of Operations

(amounts in thousands, except per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2010	2011	2010	2011
Revenue:
License and research revenue	$8,839	$2,170	$19,704	$10,566
Product sales and services	2,210	4,242	8,180	13,395
Other revenues	2,402	2,237	9,210	8,639
Total revenue	13,451	8,649	37,094	32,600
Costs and expenses:
Cost of goods and services sold	(1,869)	(1,850)	(6,914)	(6,284)
Research and development	(6,863)	(5,910)	(28,687)	(25,089)
Selling, general and administrative	(2,674)	(3,166)	(11,333)	(10,810)
Total	(11,406)	(10,926)	(46,934)	(42,183)

Profit (loss) from operations	2,045	(2,277)	(9,840)	(9,583)

Interest income net	114	122	440	594
Foreign exchange gain (loss)	196	118	109	273
Other income (loss)	432	5	525	134

Income (loss) before income taxes	2,787	(2,032)	(8,766)	(8,582)
Income tax expense	(109)	(59)	(209)	(192)
Net Income (loss)	$2,678	($2,091)	($8,975)	($8,774)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$0.11	($0.08)	($0.37)	($0.36)
Diluted earnings (loss) per share	$0.11	($0.08)	($0.37)	($0.36)

Weighted average number of shares outstanding (in thousands) :

Basic	24,472	24,737	24,411	24,669
Diluted	24,941	24,737	24,411	24,669

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